Mail Stop 6010 October 14, 2008

Mr. Andrew Guggenhime
Senior Vice President and Chief Financial Officer
Biotech Spinco, Inc.
1400 Seaport Boulevard
Redwood City, California 94063

Re: **Facet Biotech Corporation (formerly Biotech Spinco, Inc.)**
       Amendment no.1 to Form 10-12B filed October 6, 2008
       File No. 1-34154

 Dear Mr. Guggenhime:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10

General

1. We note you recently submitted a request for confidential treatment for a number of exhibits. Comments related to any requests for confidential treatment will be provided under separate cover. Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment requests.

Mr. Andrew Guggenhime
Facet Biotech Corporation
October 14, 2008

Exhibit 99.1 – Information Statement

Summary, page 2

Our Company, page 3

2. We note you have indicated the status of Daclizumab for transplant maintenance as "Phase 2 program being evaluated." It is unclear whether you are evaluating the possibility of initiating a Phase II program, or you are already in Phase II and are evaluating Phase II results. In view of this ambiguity, please revise the discussion here and elsewhere in the prospectus where appropriate to clarify the current product development status of Daclizumab for transplant maintenance.

3. We note your response to comment 6 and reissue the comment in part. As previously requested, the new disclosure should be at least as prominent and detailed as your discussion of your strategy, technology and product candidates. Accordingly, please revise the discussion of the risks and challenges you face to present this information in bullet point format.

"We must attract and retain key employees in order to succeed.", page 18

4. We note your response to comment 12 and reissue the comment in part. Please expand the discussion to indicate the rate of attrition you experienced relative to the average rate experienced in the biotechnology industry.

5. We note your response to comments 13 and 14 and reissue these comments. Please expand the discussion to include the information contained in your responses, namely the absence of employment agreements, the at-will employment letters, and the relevant term and termination provisions.

"Unless our clinical studies demonstrate the safety and efficacy…," page 19

6. We note your response to comment 8 and 15 and reissue the comments in part. To the extent you are aware of any significant problems or potential adverse side effects of your product candidates, please expand the risk factor discussion to specifically describe these problems and adverse side effects.

"We face significant competition," page 20

7. We note your response to comment 16 and reissue the comment. Although your competitors' products may not be approved for several years, this potentially competitive situation should be disclosed. Since you are aware of the development of other products that could be competitive, the discussion should be expanded to identify the companies, their products, and the stage(s) of development of the possible competitive products.

<u>"We may be subject to product liability claims…," page 30</u>

8. We note your response to comment 19 and reissue the comment in part. As previously requested, please disclose the specific level of product liability coverage.

<u>Reasons for the Spin-Off, page 34</u>

9. Please expand the discussion to clarify whether the bullet lists of risks and challenges, and opportunities and benefits, reflect all of the material positive and negative factors considered by the board of directors.

10. We note the reference on page 35 to "potential tax benefits." Please expand the discussion to describe the tax benefits you may realize by domiciling in another jurisdiction. Please clarify what jurisdictions are under consideration and whether shareholders will vote on the possible change of domicile.

<u>Capitalization, page 43</u>

11. Consistent with your revised disclosure in response to prior comment 40, please state, if true, that in management's opinion the pro forma adjustments to capitalization are not expected to materially differ from the final adjustments; otherwise, present additional pro forma information to give effect to the range of possible results.

<u>Strategic Collaborations and Licensing Agreements, pages 51-53</u>

12. Please expand the discussion to identify each agreement for which consent of the other party is needed for PDL to assign the agreements to you and to disclose the current status of PDL's attempts to obtain the respective consent.

13. As previously requested, the discussion of each agreement should include the material terms of each, including, but not limited to, the aggregate amount of any milestone payments, duration and termination provisions, minimum royalty payments, financial commitments, aggregate amounts paid to date, and any other material terms. We note the discussion of the Biogen and BMS agreements do not describe the duration and termination provisions. In addition, the discussion of the licensing and other agreements on pages 52-53 does not provide the information previously requested in comment 32. Please revise as applicable.

Mr. Andrew Guggenhime
Facet Biotech Corporation
October 14, 2008

Unaudited Pro Forma Condensed Combined Financial Statements, page 82

14. We acknowledge your response to prior comment 41. However, it appears that pro forma condensed statements of operations for the fiscal year ended December 31, 2007 and latest interim period are required to reflect adjustments related to contractual agreements directly attributable to the spin-off that are expected to have a continuing impact on your operations, such as the Transition Services Agreement with PDL. If management believes contractual agreements directly attributable to the spin-off will not have a continuing impact on your operations please state this fact to clarify why pro forma condensed statements of operations are not presented.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 83

15. Pro forma footnote disclosures should be sufficiently detailed to understand your basis for the adjustment and how the adjustment was computed.   Please expand footnote (4) to show how the adjustment to additional paid-in capital was determined.

*   *   *

General

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Andrew Guggenhime
Facet Biotech Corporation
October 14, 2008

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact James Peklenk at (202) 551-3661 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: J. Howard Clowes, Esq.
   DLA Piper US LLP
   153 Townsend Street, Suite 800
   San Francisco, California 94107-1957